Exhibit 99.1

News Release
NYSE, TSX: NTR

February 17, 2021 – all amounts are in US dollars except as otherwise noted

Strong Execution and Improved Market Conditions

Set up 2021 and Beyond

Nutrien Ltd. (TSX and NYSE: NTR) announced today its fourth quarter and full year 2020 results, with fourth-quarter net earnings of $316 million ($0.55 diluted earnings per share). Fourth-quarter adjusted net earnings1 were $0.24 per share and adjusted EBITDA1 was $768 million.

“Nutrien reported excellent results across our entire business. Our Retail Ag Solutions business delivered a record fourth quarter and we also reported higher potash and nitrogen sales volumes and lower production costs. Agriculture fundamentals began to improve in late 2020 and we are starting to see the benefit to our business from this cyclical recovery,” commented Chuck Magro, Nutrien’s President and CEO.

“We are committed to shareholder returns and again raised our dividend and announced another share buyback program, which emphasizes the strength of Nutrien, notwithstanding a global pandemic. We continually look for ways to improve our business portfolio, including the MOPCO divestment for over half-a-billion dollars, with the intention to reallocate the capital to higher return opportunities to drive shareholder value,” added Mr. Magro.

Highlights:

•

Nutrien announced a dividend increase and new share buyback program. The Board of Directors approved an increase in the quarterly dividend to $0.46 per share, our third dividend increase in three years with an annualized payout at $1.84 per share. Nutrien’s Board of Directors also approved the purchase of up to five percent of Nutrien’s outstanding common shares over a one-year period through a normal course issuer bid (NCIB). The NCIB is subject to acceptance by the Toronto Stock Exchange.

•	Nutrien generated $1.8 billion in free cash flow[1] in 2020, and $2.4 billion including the improvement to our non-cash operating working capital[1].

•

Retail Ag Solutions delivered a 29 percent increase in adjusted EBITDA in the fourth quarter of 2020 compared to the same period in 2019, due to exceptional organic growth and strong fall fertilizer applications in North America. Retail generated 16 percent higher adjusted EBITDA in 2020 compared to 2019 due to double digit organic growth and contributions from acquisitions. 2020 Retail adjusted EBITDA to sales was 9.7 percent on a consolidated basis and 10.6 percent in the US, higher by 0.4 and 0.9 percentage points, respectively, compared to 2019.

Retail Ag Solutions further improved results through supply chain and efficiency efforts including improving the cash operating coverage ratio and lowering Retail adjusted average working capital1 by nearly $900 million compared to 2019. Adjusted EBITDA per US selling location1 reached $1.08 million and digital platform sales exceeded $1.2 billion in 2020, more than double our goal of $500 million and over four times 2019 levels.

•

Potash adjusted EBITDA in the fourth quarter increased 48 percent compared to the same period in 2019, due to much stronger domestic and offshore sales volumes. 2020 Potash adjusted EBITDA was 25 percent lower than in 2019 due to lower net realized selling prices. Potash sales volumes in 2020 were the second highest on record and Nutrien is fully committed on domestic and offshore sales volumes into April of 2021, despite not shipping volumes to China and India until new sales contracts are negotiated. Potash cash cost of product manufactured[1] was $59 per tonne in 2020, down $4 per tonne from 2019.

•

Nitrogen adjusted EBITDA increased 3 percent in the fourth quarter of 2020 compared to the fourth quarter of 2019 primarily due to higher sales volumes. Nitrogen adjusted EBITDA decreased 13 percent in 2020 as higher sales volumes and lower cost of goods sold per tonne were more than offset by lower net realized selling prices. Sales volumes increased by nearly 700,000 tonnes in 2020 driven by higher production resulting from debottlenecking projects and strong operating rates.

  1 This financial measure including related guidance, if applicable, is a non-IFRS financial measure. See the “Non-IFRS Financial Measures” section for further information.

•

Nutrien closed the sale of its stake in Misr Fertilizers Production Company S.A.E. (“MOPCO”) which includes settlement of related arbitration claims. Total net proceeds received from the transaction in 2020 were $540 million. The investment had contributed approximately $15 million to $20 million to Nutrien’s adjusted EBITDA annually, and carried a book value of approximately $300 million. The cash received is expected to be redeployed to generate higher returns for shareholders.

•

Nutrien announced the launch of the agricultural industry’s most comprehensive carbon program, providing end-to-end support for growers to drive improved sustainability, boost yields and provide the opportunity to monetize improved carbon performance at the farm level through carbon credits.

•	Nutrien’s 2021 adjusted net earnings per share[1] and adjusted EBITDA[1] guidance is $2.05 to $2.75 per share and $4.0 billion to $4.5 billion, respectively.

Market Outlook

Agriculture and Retail

•

Key crop prices continue to be supported by very tight global supply and demand fundamentals, which have increased farm level profitability and boosted grower sentiment. Global crop demand is strong and is aided by record Chinese grain and oilseed imports.

•

US major crop planted acreage is expected to increase by approximately 10 million acres in 2021. This increase is expected to lead to much higher crop input demand, particularly for crop nutrients, as prospective fertilizer costs as a proportion of crop revenue are at decade-low levels.

•

Record Brazilian crop margins led to higher soybean planting in 2020 and is expected to result in higher year-over-year planted area for Safrinha corn in 2021. We expect this will support strong Brazilian crop input demand in 2021.

Crop Nutrient Markets

•

Global potash demand surpassed expectations in late 2020 and we now estimate world potash shipments reached record levels at approximately 68 million tonnes. Potash prices also improved considerably in late 2020, with US Midwest prices up nearly $100 per tonne at the end of 2020 compared to mid-year levels. This demand momentum continues in 2021 supported by favorable crop economics, high potash affordability and limited inventory build in major markets. As a result, we forecast 2021 global potash shipments will be 68 to 70 million tonnes.

•

India and China settled a 2021 potash agreement with one supplier, the only major potash supply agreements to date. Canpotex and other major suppliers individually commented that the agreement did not reflect strengthening market conditions.

•

North American fall potash applications were very strong in 2020 and channel inventories are low. Spring potash demand continues to be strong and Nutrien has been fully committed on domestic sales into the second quarter of 2021 since early December 2020. Globally, potash inventory levels continue to decrease while crop prices and grower profitability have increased. As a result, Canpotex is fully committed into the second quarter of 2021 and has not placed or allocated any volumes to China nor India since the previous supply contracts expired.

•

A rally in global energy prices in early 2021 steepened the nitrogen cost curve, which in addition to strong agricultural and recovering industrial demand, led to higher nitrogen prices. Global ammonia prices are further supported by tightening supply, while urea prices are higher due to solid demand in nearly all key markets. We expect that Chinese urea exports in 2021 will decline to 3 to 5 million tonnes from 5.5 million tonnes in 2020 due to strong domestic demand and higher coal feedstock prices.

•	Global phosphate prices have continued to trend higher in early 2021, driven by tight supply and higher input costs.

  1 This financial measure including related guidance, if applicable, is a non-IFRS financial measure. See the “Non-IFRS Financial Measures” section for further information.

Financial Outlook and Guidance

Based on market factors detailed above, we are issuing 2021 adjusted net earnings guidance of $2.05 to $2.75 per share and 2021 adjusted EBITDA guidance of $4.0 to $4.5 billion.

All guidance numbers, including those noted above and related sensitivities are outlined in the tables below.

2021 Guidance Ranges [1]	Low	High

Adjusted net earnings per share [2]	$2.05	$2.75

Adjusted EBITDA (billions) [2]	$4.0	$4.5

Retail Adjusted EBITDA (billions)	$1.5	$1.6

Potash Adjusted EBITDA (billions)	$1.4	$1.6

Nitrogen Adjusted EBITDA (billions)	$1.1	$1.3

Phosphate Adjusted EBITDA (millions)	$250	$350

Potash sales tonnes (millions) [3]	12.5	13.0

Nitrogen sales tonnes (millions) [3]	10.9	11.4

Depreciation and amortization (billions)	$1.9	$2.0

Effective tax rate on adjusted earnings	22%	24%

Sustaining capital expenditures (billions) [2]	$1.1	$1.2

	Impact to
	Adjusted	Adjusted
2021 Annual Assumptions & Sensitivities [1]	EBITDA	EPS [4]

$1/MMBtu change in NYMEX [5]	$155	$0.21

$25/tonne change in realized potash selling prices	$260	$0.35

$25/tonne change in realized ammonia selling prices	$47	$0.06

$25/tonne change in realized urea selling prices	$82	$0.11

2021 FX Rate CAD to USD	1.29

2021 NYMEX natural gas ($US/MMBtu)	$ 2.80

 1 See the “Forward-Looking Statements” section.

 2 See the “Non-IFRS Financial Measures” section.

 3 Manufactured products only. Nitrogen excludes ESN® and Rainbow products.

 4 Assumes 570 million shares outstanding.

 5 Nitrogen related impact.

Consolidated Results

	Three Months Ended December 31			Twelve Months Ended December 31
(millions of US dollars)	2020	2019	% Change	2020	2019	% Change
Sales [1]	4,052	3,462	17	20,908	20,084	4
Freight, transportation and distribution	202	172	17	855	768	11
Cost of goods sold	2,685	2,256	19	14,814	13,814	7
Gross margin [1]	1,165	1,034	13	5,239	5,502	(5)
Expenses [1]	762	971	(22)	4,337	3,640	19
Net earnings (loss)	316	(48)	n/m	459	992	(54)
Adjusted EBITDA [2]	768	664	16	3,667	4,025	(9)
Free cash flow (“FCF”) [2]	196	138	42	1,830	2,157	(15)
FCF including changes in non-cash operating working capital [2]	2,370	2,068	15	2,404	2,647	(9)

 1 Certain immaterial figures have been reclassified for the three months and year ended December 31, 2019.

 2 See the “Non-IFRS Financial Measures” section.

Net earnings increased in the fourth quarter of 2020 compared to the same period in 2019 due to improved operating results, the gain associated with the MOPCO transaction and the impact of impairments in the fourth quarter of 2019. Net earnings in 2020 were lower than 2019 due to lower realized crop nutrient prices and the non-cash impairment of assets largely related to our Phosphate operations in the third quarter of 2020. Adjusted EBITDA increased in the fourth quarter of 2020 compared to the same period in 2019 due to strong Retail earnings growth and higher potash sales volumes. Adjusted EBITDA decreased in the full year 2020 compared to 2019 primarily due to lower crop nutrient prices that more than offset strong Retail organic growth, earnings contributions from acquisitions and greater operational efficiencies. The COVID-19 pandemic had limited impact on our results during the periods.

Segment Results

Our discussion of segment results set out on the following pages is a comparison of the results for the three and twelve months ended December 31, 2020 to the results for the three and twelve months ended December 31, 2019, respectively, unless otherwise noted. In the third quarter of 2020, we revised the measure with which we evaluate our segments from EBITDA to adjusted EBITDA. Adjusted EBITDA provides a better indication of the segments performance as it excludes the impact of impairments and other costs that are centrally managed by our corporate function. We have presented adjusted EBITDA for the comparative periods.

 Retail

	Three Months Ended December 31
(millions of US dollars, except	Dollars			Gross Margin			Gross Margin (%)
as otherwise noted)	2020	2019	% Change	2020	2019	% Change	2020	2019
Sales
Crop nutrients	1,108	907	22	236	186	27	21	21
Crop protection products	828	635	30	343	281	22	41	44
Seed	152	99	54	58	60	(3)	38	61
Merchandise	240	211	14	41	44	(7)	17	21
Nutrien Financial	37	-	n/m	37	-	n/m	100	n/m
Services and other [1]	290	339	(14)	207	185	12	71	55
Nutrien Financial elimination [2]	(37)	-	n/m	(37)	-	n/m	100	n/m
	2,618	2,191	19	885	756	17	34	35
Cost of goods sold	1,733	1,435	21
Gross margin	885	756	17
Expenses [1,3]	768	687	12
Earnings before finance costs and taxes (“EBIT”)	117	69	70
Depreciation and amortization	180	162	11
EBITDA / Adjusted EBITDA	297	231	29

  1 Certain immaterial figures have been reclassified for the three months ended December 31, 2019.

  2 Represents elimination for the interest and service fees charged by Nutrien Financial to Retail branches.

  3 Includes selling expenses of $727 million (2019 – $668 million).

	Twelve Months Ended December 31
(millions of US dollars, except	Dollars			Gross Margin			Gross Margin (%)
as otherwise noted)	2020	2019	% Change	2020	2019	% Change	2020	2019
Sales
Crop nutrients	5,200	4,989	4	1,130	1,032	9	22	21
Crop protection products	5,602	4,983	12	1,303	1,173	11	23	24
Seed	1,790	1,712	5	363	336	8	20	20
Merchandise	943	598	58	157	109	44	17	18
Nutrien Financial	129	-	n/m	129	-	n/m	100	n/m
Services and other [1]	1,241	1,000	24	774	651	19	62	65
Nutrien Financial elimination [2]	(120)	-	n/m	(120)	-	n/m	100	n/m
	14,785	13,282	11	3,736	3,301	13	25	25
Cost of goods sold	11,049	9,981	11
Gross margin	3,736	3,301	13
Expenses [1,3]	2,974	2,665	12
EBIT	762	636	20
Depreciation and amortization	668	595	12
EBITDA / Adjusted EBITDA	1,430	1,231	16

  1 Certain immaterial figures have been reclassified for the year ended December 31, 2019.

  2 Represents elimination for the interest and service fees charged by Nutrien Financial to Retail branches.

  3 Includes selling expenses of $2,795 million (2019 – $2,484 million).

•

Adjusted EBITDA increased in the fourth quarter of 2020 compared to the same period in 2019 due to stronger sales and firm margins, with much higher gross margin for crop nutrients, crop protection products and services and other. Adjusted EBITDA in 2020 increased by nearly $200 million compared to 2019 from a combination of organic and acquisition-related growth.

Selling expenses as a percent of sales decreased in the fourth quarter and were stable in 2020 compared to the same periods in 2019 due to ongoing efficiency initiatives and despite higher depreciation and amortization.

•

Crop nutrients sales were higher in the fourth quarter and full year of 2020 relative to the same periods in 2019 due to 27 percent and 15 percent higher sales volumes respectively, that more than offset the impact of lower selling prices per tonne. Fourth quarter sales increased due to strong fall applications in the US and our expansion in South America. Gross margin percentage was stable in the fourth quarter of 2020 but increased for the full year of 2020 due to a larger proportion of higher-margin proprietary product sales in the year.

•

Crop protection products sales in the fourth quarter and full year 2020 were higher compared to the same periods in 2019 due to strong market share growth in all key regions. Gross margin percentage decreased in the fourth quarter due to regional mix, which was partially offset by stronger US proprietary product results. US gross margin percentage increased nearly 3 percentage points in the fourth quarter of 2020 relative to the same period in 2019. Gross margin percentage was similar year-over-year, decreasing only 0.3 percentage points compared to 2019. US gross margin percentage was 25 percent, higher by one percentage point over 2019.

•

Seed sales in the fourth quarter and full year 2020 increased relative to the same periods last year due to contributions from the Tec Agro Group and Agrosema Comercial Agricola Ltda. acquisitions in Brazil and higher sales in Australia. Gross margin percentage decreased in the fourth quarter of 2020 compared to the same period in 2019 due to regional mix and the timing of US supplier and customer programs. Gross margin percentage in the full year 2020 was consistent with the prior year, as a one percentage point gain in the US was offset by the lower rates in Australia caused by seed mix changes.

•

Merchandise sales increased in the fourth quarter and full year of 2020 due to strong demand growth, primarily in Australia and the US. Gross margin percentage decreased in both periods relative to 2019 due to a higher mix of lower-margin product sales in Australia.

•

Nutrien Financial is reported for the first full year of operations for the Nutrien Financial business. Revenue is primarily earned through interest and service fees that are charged to our Retail branches or directly to customers.

•

Services and other sales were lower in the fourth quarter of 2020 compared to the same quarter in 2019 due to the timing of livestock related sales in Australia, which more than offset significantly higher application services in North and South America. Gross margin and gross margin percentage in the fourth quarter of 2020 were up significantly year-over-year primarily due to strong demand for US application services. Sales and gross margin were significantly higher in 2020 than in 2019 due to strong growth in demand for services in Australia and North America.

 Potash

	Three Months Ended December 31
(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2020	2019	% Change	2020	2019	% Change	2020	2019	% Change

Manufactured product

Net sales

North America	199	146	36	1,041	651	60	192	226	(15)

Offshore	251	204	23	1,613	1,234	31	156	164	(5)

	450	350	29	2,654	1,885	41	170	186	(9)

Cost of goods sold	305	211	45				116	112	4

Gross margin - manufactured	145	139	4				54	74	(27)

Gross margin - other [1]	-	-	-	Depreciation and amortization			46	35	31

Gross margin - total	145	139	4	Gross margin excluding depreciation

Expenses [2]	49	56	(13)	and amortization - manufactured [3]			100	109	(8)

EBIT	96	83	16	Potash cash cost of product

Depreciation and amortization	123	66	86	manufactured [3]			71	82	(13)

EBITDA	219	149	47

Impairment of assets	1	-	n/m
Adjusted EBITDA	220	149	48

 1 Includes other potash and purchased products and is comprised of net sales of $Nil (2019 – $Nil) less cost of goods sold of $Nil (2019 – $Nil).

 2 Includes provincial mining and other taxes of $40 million (2019 – $50 million).

 3 See the “Non-IFRS Financial Measures” section.

	Twelve Months Ended December 31
(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2020	2019	% Change	2020	2019	% Change	2020	2019	% Change

Manufactured product

Net sales

North America	908	978	(7)	4,815	4,040	19	189	242	(22)

Offshore	1,238	1,625	(24)	8,009	7,481	7	155	217	(29)

	2,146	2,603	(18)	12,824	11,521	11	167	226	(26)

Cost of goods sold	1,183	1,103	7				92	96	(4)

Gross margin - manufactured	963	1,500	(36)				75	130	(42)

Gross margin - other [1]	-	1	(100)	Depreciation and amortization			35	34	3

Gross margin - total	963	1,501	(36)	Gross margin excluding depreciation

Expenses [2]	248	298	(17)	and amortization - manufactured			110	164	(33)

EBIT	715	1,203	(41)	Potash cash cost of product

Depreciation and amortization	452	390	16	manufactured			59	63	(6)

EBITDA	1,167	1,593	(27)
Impairment of assets	23	-	n/m
Adjusted EBITDA	1,190	1,593	(25)

  1 Includes other potash and purchased products and is comprised of net sales of $Nil (2019 – $1 million) less cost of goods sold of $Nil (2019 – $Nil).

  2 Includes provincial mining and other taxes of $201 million (2019 – $287 million).

•

Adjusted EBITDA increased in the fourth quarter of 2020 compared to the same quarter in 2019, due to higher domestic and offshore sales volumes and lower cost of goods sold per tonne, excluding the impact of depreciation and amortization. Adjusted EBITDA in 2020 decreased compared to 2019 as lower net realized selling prices more than offset positive impacts of significantly higher sales volumes and lower production costs and operating costs.

•

Sales volumes in the fourth quarter and full year of 2020 increased relative to the same periods in 2019 due to strong domestic and offshore demand supported by improved global crop prices, increased planted acreage in the US and strong fall application in North America in anticipation of higher planting in 2021.

•	Net realized selling price decreased in the fourth quarter and full year of 2020 due to lower year-over-year global benchmark prices.

•

Cost of goods sold per tonne increased in the fourth quarter of 2020 due to higher depreciation and amortization related to production mix and the timing of maintenance projects relative to the fourth quarter of 2019. Excluding the impact of depreciation and amortization, cost of goods sold per tonne was lower both in the fourth quarter and full year of 2020 due to production efficiencies and higher production levels. These factors also lowered the potash cash cost of product manufactured in both periods.

Canpotex Sales by Market

(percentage of sales volumes, except as otherwise noted)	Three Months Ended December 31			Twelve Months Ended December 31
	2020	2019	Change	2020	2019	Change

Latin America	31	31	-	32	31	1

Other Asian markets [1]	24	27	(3)	25	27	(2)

China	21	17	4	22	22	-

India	17	7	10	14	10	4

Other markets	7	18	(11)	7	10	(3)

	100	100		100	100

 1 All Asian markets except China and India.

 Nitrogen

	Three Months Ended December 31
(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2020	2019	% Change	2020	2019	% Change	2020	2019	% Change

Manufactured product

Net sales

Ammonia	157	141	11	730	571	28	216	245	(12)

Urea	230	193	19	853	695	23	270	278	(3)

Solutions, nitrates and sulfates	168	166	1	1,262	1,096	15	133	152	(13)

	555	500	11	2,845	2,362	20	195	212	(8)

Cost of goods sold	460	404	14				162	171	(5)

Gross margin - manufactured	95	96	(1)				33	41	(20)

Gross margin - other [1]	17	11	55	Depreciation and amortization			51	60	(15)

Gross margin - total	112	107	5	Gross margin excluding depreciation

Income [2]	(254)	(11)	n/m	and amortization - manufactured			84	101	(17)

EBIT	366	118	210	Ammonia controllable cash cost of

Depreciation and amortization	146	141	4	product manufactured [3]			40	48	(17)

EBITDA	512	259	98

Adjustments [2]	(246)	-	n/m

Adjusted EBITDA	266	259	3
1

Includes other nitrogen (including ESN® and Rainbow) and purchased products and is comprised of net sales of $114 million (2019 – $103 million) less cost of goods sold of $97 million (2019 – $92 million).

2

The adjustments consist primarily of the net gain on disposal of investment in MOPCO which was recorded in other income. See Note 2 and Note 3 to the unaudited condensed consolidated financial statements as at and for the three and twelve months ended December 31, 2020.

3	See the “Non-IFRS Financial Measures” section.

	Twelve Months Ended December 31
(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2020	2019	% Change	2020	2019	% Change	2020	2019	% Change

Manufactured product

Net sales

Ammonia	621	743	(16)	2,778	2,971	(6)	224	250	(10)

Urea	933	932	-	3,475	3,037	14	268	307	(13)

Solutions, nitrates and sulfates	668	706	(5)	4,713	4,262	11	142	166	(14)

	2,222	2,381	(7)	10,966	10,270	7	203	232	(13)

Cost of goods sold	1,804	1,749	3				165	170	(3)

Gross margin - manufactured	418	632	(34)				38	62	(39)

Gross margin - other [1]	57	68	(16)	Depreciation and amortization			55	52	6

Gross margin - total	475	700	(32)	Gross margin excluding depreciation

Income [2]	(225)	(4)	n/m	and amortization - manufactured			93	114	(18)

EBIT	700	704	(1)	Ammonia controllable cash cost of

Depreciation and amortization	599	535	12	product manufactured			43	45	(4)

EBITDA	1,299	1,239	5

Adjustments [2]	(219)	-	n/m

Adjusted EBITDA	1,080	1,239	(13)
1

Includes other nitrogen (including ESN® and Rainbow) and purchased products and is comprised of net sales of $518 million (2019 – $467 million) less cost of goods sold of $461 million (2019 – $399 million).

2

The adjustments consist primarily of the net gain on disposal of investment in MOPCO which was recorded in other income. See Note 2 and Note 3 to the unaudited condensed consolidated financial statements as at and for the three and twelve months ended December 31, 2020.

•

Adjusted EBITDA increased in the fourth quarter of 2020 compared to the same period in 2019 due to significantly higher sales volumes that more than offset lower net realized selling prices. Adjusted EBITDA in the full year 2020 decreased relative to 2019 as lower net realized selling prices were only partially offset by higher sales volumes and lower cost of goods sold per tonne.

•

Sales volumes increased in the fourth quarter and full year of 2020 compared to the same periods in 2019 due to strong fertilizer sales in North America that more than offset lower global industrial demand. Total nitrogen sales in 2020 were the highest on record as a result of recent expansion projects and strong overall operating rates at our North American facilities.

•

Net realized selling price of nitrogen was lower in the fourth quarter and full year 2020 than the same periods in 2019 due to lower global and North American benchmark prices. Fourth quarter 2020 sales commitments were mostly made in the previous quarter, prior to more recent increases in benchmark prices.

•

Cost of goods sold per tonne decreased in the fourth quarter of 2020 as higher production volumes and lower depreciation and amortization per tonne more than offset the impact of higher natural gas costs. Cost of goods sold per tonne in 2020 decreased compared to 2019 due to lower natural gas costs and lower fixed costs, more than offsetting an increase in depreciation and amortization. Ammonia controllable cash cost of product manufactured per tonne declined in the fourth quarter due to increased production volumes, as the comparable period was impacted by turnaround activity at our Trinidad facility.

Natural Gas Prices in Cost of Production

	Three Months Ended December 31			Twelve Months Ended December 31

(US dollars per MMBtu, except as otherwise noted)	2020	2019	% Change	2020	2019	% Change

Overall gas cost excluding realized derivative impact	2.71	2.46	10	2.31	2.47	(6)

Realized derivative impact	0.03	0.06	(50)	0.05	0.11	(55)
Overall gas cost	2.74	2.52	9	2.36	2.58	(9)

Average NYMEX	2.66	2.50	6	2.08	2.63	(21)

Average AECO	2.10	1.76	19	1.68	1.22	38

•

Gas prices in our cost of production increased in the fourth quarter of 2020 relative to the same period last year, tracking benchmark prices. Lower US gas prices and a lower realized derivative impact in 2020 more than offset higher Canadian gas prices compared to the same period in 2019.

 Phosphate

	Three Months Ended December 31
(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2020	2019	% Change	2020	2019	% Change	2020	2019	% Change

Manufactured product

Net sales

Fertilizer	180	155	16	466	466	-	387	334	16

Industrial and feed	100	105	(5)	182	181	1	551	581	(5)

	280	260	8	648	647	-	433	403	7

Cost of goods sold	265	255	4				410	395	4

Gross margin - manufactured	15	5	200				23	8	188

Gross margin - other [1]	1	1	-	Depreciation and amortization			60	88	(32)

Gross margin - total	16	6	167	Gross margin excluding depreciation

(Income) Expenses	(8)	9	n/m	and amortization - manufactured			83	96	(14)

EBIT	24	(3)	n/m

Depreciation and amortization	39	57	(32)

EBITDA	63	54	17

Impairment of assets	-	-	-

Adjusted EBITDA	63	54	17
1	Includes other phosphate and purchased products and is comprised of net sales of $40 million (2019 - $27 million) less cost of goods sold of $39 million (2019 - $26 million).

	Twelve Months Ended December 31
(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2020	2019	% Change	2020	2019	% Change	2020	2019	% Change

Manufactured product

Net sales

Fertilizer	671	790	(15)	2,048	2,130	(4)	328	371	(12)

Industrial and feed	404	426	(5)	733	759	(3)	552	561	(2)

	1,075	1,216	(12)	2,781	2,889	(4)	387	421	(8)

Cost of goods sold	1,044	1,218	(14)				376	422	(11)

Gross margin - manufactured	31	(2)	n/m				11	(1)	n/m

Gross margin - other [1]	5	(3)	n/m	Depreciation and amortization			78	82	(5)

Gross margin - total	36	(5)	n/m	Gross margin excluding depreciation

Expenses	791	38	n/m	and amortization - manufactured			89	81	10

EBIT	(755)	(43)	n/m

Depreciation and amortization	218	237	(8)

EBITDA	(537)	194	n/m

Impairment of assets	769	-	n/m

Adjusted EBITDA	232	194	20
1	Includes other phosphate and purchased products and is comprised of net sales of $127 million (2019 - $152 million) less cost of goods sold of $122 million (2019 - $155 million).

•

Adjusted EBITDA increased in the fourth quarter of 2020 due to higher net realized selling prices resulting from higher phosphate fertilizer prices compared to the same period in 2019 and a gain on the sale of land in the fourth quarter of 2020. Full year 2020 adjusted EBITDA increased primarily due to lower costs of goods sold per tonne compared to the same periods in 2019.

•

Sales volumes were stable in the fourth quarter of 2020 relative to the same quarter in 2019 as higher sales into the North American fertilizer market were offset by lower phosphoric acid exports that carry a lower margin. Sales volumes in 2020 were lower than in 2019 due to the conversion of the Redwater phosphate facility to ammonium sulfate production in 2019 and a lower phosphate operating rate.

•

Net realized selling price of phosphate fertilizer was higher in the fourth quarter of 2020 than in the fourth quarter of 2019 year following a recovery in global benchmark prices, which was partially offset by lower industrial and feed prices and was impacted by timing lags to benchmark prices. Net realized selling prices in 2020 were lower than in 2019 consistent with lower global benchmark prices.

•

Cost of goods sold per tonne increased in the fourth quarter of 2020 compared to the fourth quarter of 2019 due to higher raw material input costs and lower production volumes that offset lower depreciation and amortization following the non-cash impairment in the third quarter of 2020. Cost of goods sold per tonne was lower in 2020 relative to 2019 due to lower raw material costs, favorable non-cash inventory adjustments and a change in estimate related to an asset retirement obligation recorded in the second quarter of 2020.

Forward-Looking Statements

Certain statements and other information included in this document, including within the “Financial Outlook and Guidance” section, constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are often accompanied by words such as “anticipate”, “forecast”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). All statements in this document, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to: Nutrien’s business strategies, plans, prospects and opportunities; Nutrien’s 2021 annual guidance, including expectations regarding our adjusted net earnings per share and adjusted EBITDA (consolidated and by segment); expectations regarding our growth and capital allocation intentions and strategies; capital spending expectations for 2021; expectations regarding performance of our operating segments in 2021, including our operating segment market outlooks and market conditions for 2021, and the anticipated supply and demand for our products and services, expected market and industry conditions with respect to crop nutrient application rates, planted acres, crop mix, prices and the impact of import and export volumes; expectations regarding repurchases of our common shares, including the timing thereof; the negotiation of sales contracts; the implementation of our carbon program and the benefits to Nutrien and growers therefrom; and acquisitions and divestitures. These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although we believe that these assumptions are reasonable, having regard to our experience and our perception of historical trends, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. Current conditions, economic and otherwise, render assumptions, although reasonable when made, subject to greater uncertainty. The additional key assumptions that have been made include, among other things, assumptions with respect to our ability to successfully complete, integrate and realize the anticipated benefits of our already completed and future acquisitions and divestitures, and that we will be able to implement our standards, controls, procedures and policies in respect of any acquired businesses and to realize the expected synergies; that future business, regulatory and industry conditions will be within the parameters expected by us, including with respect to prices, margins, demand, supply, product availability, supplier agreements, availability and cost of labor and interest, exchange and effective tax rates; assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for 2021 and in the future; our expectations regarding the impacts, direct and indirect, of the COVID-19 pandemic on our business, customers, business partners, employees, supply chain, other stakeholders and the overall economy; the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and divestitures and negotiate acceptable terms; our ability to maintain investment grade ratings and achieve our performance targets; our ability to successfully negotiate sales contracts; our ability to successfully implement new initiatives and programs; and our ability to redeploy capital to generate higher returns for shareholders.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general global economic, market and business conditions; failure to complete announced and future acquisitions or divestitures at all or on the expected terms and within the expected timeline; climate change and weather conditions, including impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy (including tariffs, trade restrictions and climate change initiatives), government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof; political risks, including civil unrest, actions by armed groups or conflict and malicious acts including terrorism; the occurrence of a major environmental or safety incident; innovation and cybersecurity risks related to our systems, including our costs of addressing or mitigating such risks; counterparty and sovereign risk; delays in completion of turnarounds at our major facilities; interruptions of or constraints in availability of key inputs, including natural gas and sulfur; any significant impairment of the carrying amount of certain assets; risks related to reputational loss; certain complications that may arise in our mining processes; the ability to attract, engage and retain skilled employees and strikes or other forms of work stoppages; the COVID-19 pandemic and its resulting effects on economic conditions, restrictions imposed by public health authorities or governments, fiscal and monetary responses by governments and financial institutions and disruptions to global supply chains; and other risk factors detailed from time to time in Nutrien reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States.

The purpose of our expected adjusted net earnings per share and adjusted EBITDA (consolidated and by segment) guidance ranges, as well as our adjusted earnings per share and adjusted EBITDA price and input costs sensitivities ranges, are to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

The forward-looking statements in this document are made as of the date hereof and Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable Canadian securities legislation or applicable US federal securities laws.

Terms and Definitions

For the definitions of certain financial and non-financial terms used in this document, as well as a list of abbreviated company names and sources, see the “Terms and Definitions” section of our 2019 Annual Report dated February 19, 2020. All references to per share amounts pertain to diluted net earnings (loss) per share, “n/m” indicates information that is not meaningful and all financial amounts are stated in millions of US dollars, unless otherwise noted.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute 27 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

For Further Information:

Investor Relations:

Richard Downey

Vice President, Investor Relations

(403) 225-7357

Investors@nutrien.com

Tim Mizuno

Director, Investor Relations

(306) 933-8548

Media Relations:

Megan Fielding

Vice President, Brand & Culture Communications

(403) 797-3015

Contact us at: www.nutrien.com

Selected financial data for download can be found in our data tool at www.nutrien.com/investors/interactive-datatool

Such data is not incorporated by reference herein.

Nutrien will host a Conference Call on Thursday, February 18, 2021 at 10:00 am Eastern Time.

•	In order to expedite access to our conference call, each participant will be required to pre-register for the event:
•	Online: http://www.directeventreg.com/registration/event/5869929.
•	Via Phone: 1-888-869-1189 Conference ID 5869929.
•

Once the registration is complete, a confirmation will be sent providing the dial in number and both the Direct Event Passcode and your unique Registrant ID to join this call. For security reasons, please do not share your information with anyone else.

•	Live Audio Webcast: Visit http://www.nutrien.com/investors/events/2020-q4-earnings-conference-call

Appendix A - Selected Additional Financial Data

Selected Retail measures	Three Months Ended December 31		Twelve Months Ended December 31
	2020	2019	2020	2019

Proprietary products margin as a percentage of product line margin (%)

Crop nutrients	14	15	25	23

Crop protection products	11	8	32	34

Seed	37	11	46	38
All products	10.8	8.2	22.9	23.3
All products before reclassification [1]	11.1	8.4	23.3	23.7

Crop nutrients sales volumes (tonnes - thousands)

North America	2,063	1,558	9,746	8,812

International	622	559	2,986	2,236

Total	2,685	2,117	12,732	11,048

Crop nutrients selling price per tonne

North America	413	436	421	465

International	413	408	367	398

Total	413	428	408	452

Crop nutrients gross margin per tonne

North America	89	95	99	102

International	85	68	55	60

Total	88	88	89	93

1 Adjusted to reflect what the metric would have been prior to a reclassification of certain immaterial figures.

Financial performance measures			2020 Target	2020 Actuals

Retail adjusted EBITDA to sales (%) [1]			10	10

Retail adjusted average working capital to sales (%) [1,2]			21	15

Retail adjusted average working capital to sales excluding Nutrien Financial (%) [1,2]				5

Retail cash operating coverage ratio (%) [1,2]				61.8

Retail cash operating coverage ratio before reclassification (%) [1,2,3]			61	61.1

Retail normalized comparable store sales (%) [2]				6

Retail adjusted EBITDA per US selling location (thousands of US dollars) [1,2]			1,000	1,075

Nutrien Financial net interest margin (%) [1,2]				5.3

  1 Rolling four quarters ended December 31, 2020.

  2 See the “Non-IFRS Financial Measures” section.

  3 Adjusted to reflect what the metric would have been prior to a reclassification of certain immaterial figures.

Nutrien Financial	As at December 31, 2020

(millions of US dollars)	Current	<31 days past due	31-90 days past due	>90 days past due	Allowance [1]	Total

North America	962	130	44	38	(24)	1,150

International	178	2	16	47	(1)	242

Nutrien Financial receivables [2]	1,140	132	60	85	(25)	1,392

  1 Bad debt expense on the above receivables was $26 million (2019 - $5 million) in the Retail segment.

  2 Includes $1,147 million (2019 - $762 million) of very low risk of default and $270 million (2019 - $64 million) of low risk of default.

Selected Nitrogen measures	Three Months Ended December 31		Twelve Months Ended December 31
	2020	2019	2020	2019

Sales volumes (tonnes - thousands)

Fertilizer	1,740	1,350	6,750	5,554

Industrial and feed	1,105	1,012	4,216	4,716

Net sales (millions of US dollars)

Fertilizer	359	311	1,467	1,466

Industrial and feed	196	189	755	915

Net selling price per tonne

Fertilizer	206	230	217	264

Industrial and feed	178	187	179	194

Production measures	Three Months Ended December 31		Twelve Months Ended December 31
	2020	2019	2020	2019

Potash production (Product tonnes - thousands)	2,784	1,939	12,595	11,700

Potash shutdown weeks [1]	-	28	38	55

Ammonia production - total [2]	1,584	1,401	6,063	6,164

Ammonia production - adjusted [2,3]	1,035	1,036	4,102	3,978

Ammonia operating rate (%) [3]	94	94	93	91

P2O5 production (P2O5 tonnes - thousands) [4]	361	390	1,444	1,514

P2O5 operating rate (%) [4]	84	91	85	89
1	Represents weeks of full production shutdown, excluding the impact of any periods of reduced operating rates and planned routine annual maintenance shutdowns and announced workforce reductions.
2	All figures are provided on a gross production basis in thousands of product tonnes.
3	Excludes Trinidad and Joffre.
4	Excludes Redwater.

Appendix B - Non-IFRS Financial Measures

We use both IFRS and certain non-IFRS financial measures to assess performance. Non-IFRS financial measures are numerical measures of a company’s historical or future financial performance, financial position or cash flow that are not specified, defined or determined under IFRS, and are not presented in our financial statements. Non-IFRS measures either exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure specified, defined or determined under IFRS. In evaluating these measures, investors should consider that the methodology applied in calculating such measures may differ among companies and analysts.

Management believes the non-IFRS financial measures provide transparent and useful supplemental information to help investors evaluate our financial performance, financial condition and liquidity using the same measures as management. These non-IFRS financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The following section outlines our non-IFRS financial measures, their definitions, and why management uses each measure. It includes reconciliations to the most directly comparable IFRS measures. Except as otherwise described herein, our non-IFRS financial measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable. As non-recurring or unusual items arise, we generally exclude these items in our calculation.

Adjusted EBITDA (Consolidated)

Most directly comparable IFRS financial measure: Net earnings (loss).

Definition: Adjusted EBITDA is calculated as net earnings (loss) before finance costs, income taxes, depreciation and amortization, Merger and related costs, certain acquisition and integration related costs, share-based compensation, impairment of assets, certain foreign exchange gain/loss (net of related derivatives), COVID-19 related expenses, loss on disposal of business and net gain on disposal of investment in MOPCO. In 2020, we amended our calculation of adjusted EBITDA to adjust for the impact of COVID-19 related expenses, loss on disposal of business and net gain on disposal of investment in MOPCO. There were no similar income or expenses in the comparative period. To align with the change in our segment performance measure effective in 2020, we will primarily use adjusted EBITDA going forward as our consolidated performance measure.

Why we use the measure and why it is useful to investors: It is not impacted by long-term investment and financing decisions, but rather focuses on the performance of our day-to-day operations. It provides a measure of our ability to service debt and to meet other payment obligations.

	Three Months Ended December 31		Twelve Months Ended December 31

(millions of US dollars)	2020	2019	2020	2019
Net earnings (loss)	316	(48)	459	992
Finance costs	119	141	520	554
Income tax (recovery) expense	(32)	(30)	(77)	316
Depreciation and amortization	499	436	1,989	1,799
EBITDA	902	499	2,891	3,661
Merger and related costs	-	25	-	82
Acquisition and integration related costs	22	16	60	16
Share-based compensation expense	60	9	69	104
Impairment of assets	1	87	824	120
COVID-19 related expenses	18	-	48	-
Foreign exchange loss, net of related derivatives	15	28	19	42
Loss on disposal of business	-	-	6	-
Net gain on disposal of investment in MOPCO	(250)	-	(250)	-
Adjusted EBITDA	768	664	3,667	4,025

Adjusted EBITDA (Consolidated), Adjusted Net Earnings Per Share and Sustaining Capital Expenditures Guidance

Adjusted EBITDA, adjusted net earnings per share and sustaining capital expenditures guidance are forward-looking non-IFRS financial measures. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with IFRS due to unknown variables and the uncertainty related to future results. These unknown variables may include unpredictable transactions of significant value that may be inherently difficult to determine, without unreasonable efforts. Guidance for adjusted EBITDA and adjusted net earnings per share excludes the impacts of acquisition and integration related costs, share-based compensation, certain foreign exchange gain/loss (net of related derivatives), and COVID-19 related expenses. Guidance for sustaining capital expenditures includes expected expenditures required to sustain operations at existing levels and includes major repairs and maintenance and plant turnarounds.

Adjusted Net Earnings and Adjusted Net Earnings Per Share

Most directly comparable IFRS financial measure: Net earnings (loss) and net earnings (loss) per share.

Definition: Net earnings (loss) before certain acquisition and integration related costs, share-based compensation, certain foreign exchange gain/loss (net of related derivatives), COVID-19 related expenses (including those recorded under finance costs), loss on disposal of business, net gain on disposal of investment in MOPCO and impairment of assets, net of tax. We generally apply the annual forecasted effective tax rate to our adjustments during the year and, at year-end, we apply the actual effective tax rate. If the effective tax rate is significantly different from our forecasted effective tax rate due to adjustments or discrete tax impacts, we apply a tax rate that excludes those items. For material adjustments, we apply a tax rate specific to the adjustment. In 2020, we amended our calculation of adjusted net loss to adjust for the impact of COVID-19 related expenses, loss on disposal of business and net gain on disposal of investment in MOPCO.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations excluding the effects of non-operating items.

	Three Months Ended December 31, 2020			Twelve Months Ended December 31, 2020
(millions of US dollars, except as otherwise noted)	Increases (Decreases)	Post-Tax	Per Diluted Share	Increases (Decreases)	Post-Tax	Per Diluted Share

Net earnings		316	0.55		459	0.81

Adjustments:

Acquisition and integration related costs	22	13	0.03	60	44	0.08

Share-based compensation expense	60	36	0.06	69	50	0.09

Impairment of assets	1	1	-	824	657	1.15

COVID-19 related expenses	22	13	0.02	67	49	0.09

Foreign exchange loss, net of related derivatives	15	9	0.02	19	14	0.02

Loss on disposal of business	-	-	-	6	4	-

Net gain on disposal of investment in MOPCO	(250)	(250)	(0.44)	(250)	(250)	(0.44)

Adjusted net earnings		138	0.24		1,027	1.80

Free Cash Flow and Free Cash Flow Including Changes in Non-Cash Operating Working Capital

Most directly comparable IFRS financial measure: Cash from operations before working capital changes.

Definition: Cash from operations before working capital changes less sustaining capital expenditures. We also calculate a similar measure that includes changes in non-cash operating working capital.

Why we use the measure and why it is useful to investors: For evaluation of liquidity and financial strength. These are also useful as indicators of our ability to service debt, meet other payment obligations and make strategic investments. These do not represent residual cash flow available for discretionary expenditures.

	Three Months Ended December 31		Twelve Months Ended December 31
(millions of US dollars)	2020	2019	2020	2019

Cash from operations before working capital changes	604	489	2,749	3,175

Sustaining capital expenditures	(408)	(351)	(919)	(1,018)

Free cash flow	196	138	1,830	2,157

Changes in non-cash operating working capital	2,174	1,930	574	490

Free cash flow including changes in non-cash operating working capital	2,370	2,068	2,404	2,647

Potash Cash Cost of Product Manufactured (“COPM”)

Most directly comparable IFRS financial measure: Cost of goods sold (“COGS”) for the Potash segment.

Definition: Potash COGS for the period excluding depreciation and amortization expense and inventory and other adjustments divided by the production tonnes for the period.

Why we use the measure and why it is useful to investors: To assess operational performance. Potash cash COPM excludes the effects of production from other periods and long-term investment decisions, supporting a focus on the performance of our day-to-day operations.

	Three Months Ended December 31		Twelve Months Ended December 31
(millions of US dollars, except as otherwise noted)	2020	2019	2020	2019

Total COGS - Potash	305	211	1,183	1,103

Change in inventory	18	11	(10)	10

Other adjustments	(7)	-	(12)	(16)

COPM	316	222	1,161	1,097

Depreciation and amortization included in COPM	(119)	(63)	(424)	(355)

Cash COPM	197	159	737	742

Production tonnes (tonnes - thousands)	2,784	1,939	12,595	11,700

Potash cash COPM per tonne	71	82	59	63

Ammonia Controllable Cash COPM

Most directly comparable IFRS financial measure: COGS for the Nitrogen segment.

Definition: The total of COGS for the Nitrogen segment excluding depreciation and amortization expense included in COGS, cash COGS for products other than ammonia, other adjustments, and natural gas and steam costs, divided by net ammonia production tonnes.

Why we use the measure and why it is useful to investors: To assess operational performance. Ammonia controllable cash COPM excludes the effects of production from other periods, the costs of natural gas and steam, and long-term investment decisions, supporting a focus on the performance of our day-to-day operations.

	Three Months Ended December 31		Twelve Months Ended December 31
(millions of US dollars, except as otherwise noted)	2020	2019	2020	2019

Total COGS - Nitrogen	557	496	2,265	2,148

Depreciation and amortization in COGS	(127)	(122)	(522)	(462)

Cash COGS for products other than ammonia	(325)	(274)	(1,342)	(1,226)

Ammonia

Total cash COGS before other adjustments	105	100	401	460

Other adjustments [1]	(6)	(22)	(52)	(57)

Total cash COPM	99	78	349	403

Natural gas and steam costs	(71)	(52)	(235)	(273)

Controllable cash COPM	28	26	114	130

Production tonnes (net tonnes [2] - thousands)	704	544	2,649	2,887

Ammonia controllable cash COPM per tonne	40	48	43	45

 1 Includes changes in inventory balances and other adjustments.

 2 Ammonia tonnes available for sale, as not upgraded to other Nitrogen products.

Gross Margin Excluding Depreciation and Amortization Per Tonne - Manufactured

Most directly comparable IFRS financial measure: Gross margin.

Definition: Gross margin from manufactured products per tonne less depreciation and amortization per tonne. Reconciliations are provided in the “Segment Results” section.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations, which excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions.

Retail Adjusted Average Working Capital to Sales and Retail Adjusted Average Working Capital to Sales Excluding Nutrien Financial

Most directly comparable IFRS financial measure: (Current assets minus current liabilities for Retail) divided by Retail sales.

Definition: Retail adjusted average working capital divided by Retail adjusted sales for the last four rolling quarters. We exclude in our calculations the working capital and sales of certain acquisitions (such as Ruralco) during the first year following the acquisition. We amended our calculation to adjust for the sales of certain recently acquired businesses. We also look at this metric excluding the sales and working capital of Nutrien Financial.

Why we use the measure and why it is useful to investors: To evaluate operational efficiency. A lower or higher percentage represents increased or decreased efficiency, respectively. The metric excluding Nutrien Financial shows the impact that the working capital of Nutrien Financial has on the ratio.

	Rolling four quarters ended December 31, 2020
(millions of US dollars, except as otherwise noted)	Q1 2020	Q2 2020	Q3 2020	Q4 2020	Average/Total
Working capital	2,288	2,030	3,216	1,157
Working capital from certain recent acquisitions	(108)	63	-	-
Adjusted working capital	2,180	2,093	3,216	1,157	2,162
Nutrien Financial working capital	(795)	(2,108)	(1,711)	(1,392)
Adjusted working capital excluding Nutrien Financial	1,385	(15)	1,505	(235)	660

Sales [1]	2,661	6,764	2,742	2,618
Sales from certain recent acquisitions	(348)	(338)	-	-
Adjusted sales	2,313	6,426	2,742	2,618	14,099
Nutrien Financial sales [1]	(16)	(40)	(36)	(37)
Adjusted sales excluding Nutrien Financial	2,297	6,386	2,706	2,581	13,970
1 Certain immaterial figures have been reclassified for the first three quarters of 2020.

Adjusted average working capital to sales (%)					15
Adjusted average working capital to sales excluding Nutrien Financial (%)					5

Nutrien Financial Net Interest Margin

Most directly comparable IFRS financial measure: Nutrien Financial gross margin divided by average Nutrien Financial receivables.

Definition: Nutrien Financial revenue less deemed interest expense divided by average Nutrien Financial receivables outstanding for the last four rolling quarters.

Why we use the measure and why it is useful to investors: Used by credit rating agencies and other users to evaluate financial performance of Nutrien Financial.

	Rolling four quarters ended December 31, 2020
(millions of US dollars, except as otherwise noted)	Q1 2020	Q2 2020	Q3 2020	Q4 2020	Total/Average
Nutrien Financial revenue	16	40	36	37
Deemed interest expense [1]	(5)	(15)	(15)	(14)
Net interest	11	25	21	23	80

Average Nutrien Financial receivables	795	2,108	1,711	1,392	1,502
Nutrien Financial net interest margin (%)					5.3

  1 Average borrowing rate applied to the notional debt required to fund the portfolio of receivables from customers monitored and serviced by Nutrien Financial.

Retail Cash Operating Coverage Ratio

Most directly comparable IFRS financial measure: Retail operating expenses1 as a percentage of Retail gross margin.

Definition: Retail operating expenses, excluding depreciation and amortization expense, divided by Retail gross margin excluding depreciation and amortization expense in cost of goods sold, for the last four rolling quarters.

Why we use the measure and why it is useful to investors: To understand the costs and underlying economics of our Retail operations and to assess our Retail operating performance and ability to generate free cash flow.

	Rolling four quarters ended December 31, 2020
(millions of US dollars, except as otherwise noted)	Q1 2020	Q2 2020	Q3 2020	Q4 2020	Total
Operating expenses [1,2]	689	826	691	768	2,974
Depreciation and amortization in operating expenses	(153)	(161)	(167)	(177)	(658)
Operating expenses excluding depreciation and amortization	536	665	524	591	2,316

Gross margin [2]	541	1,627	683	885	3,736
Depreciation and amortization in cost of goods sold	2	2	3	3	10
Gross margin excluding depreciation and amortization	543	1,629	686	888	3,746
Cash operating coverage ratio (%)					61.8
Cash operating coverage ratio before reclassification (%) [3]					61.1

  1 Includes Retail expenses below gross margin including selling expenses, general and administrative expenses and other (income) expenses.

  2 Certain immaterial figures have been reclassified for the first three quarters of 2020.

  3 Adjusted to reflect what the metric would have been prior to a reclassification of certain immaterial figures.

Retail Adjusted EBITDA per US Selling Location

Most directly comparable IFRS financial measure: Retail US adjusted EBITDA.

Definition: Total Retail US adjusted EBITDA for the last four rolling quarters, adjusted for acquisitions in those quarters, divided by the number of US locations that have generated sales in the last four rolling quarters, adjusted for acquired locations.

Why we use the measure and why it is useful to investors: To assess our US Retail operating performance. This measure includes locations we have owned for more than 12 months. In the third quarter of 2020, we revised this measure from US EBITDA to US adjusted EBITDA to align with how we evaluate Retail results. There were no changes to this measure as a result of the change.

	Rolling four quarters ended December 31, 2020

(millions of US dollars, except as otherwise noted)	Q1 2020	Q2 2020	Q3 2020	Q4 2020	Total
Adjusted US EBITDA	(44)	766	86	177	985
Adjustments for acquisitions					(5)
Adjusted US EBITDA adjusted for acquisitions					980

Number of US selling locations adjusted for acquisitions					912
Adjusted EBITDA per US selling location (thousands of US dollars)					1,075

Retail Normalized Comparable Store Sales

Most directly comparable IFRS financial measure: Retail sales from comparable base as a component of total Retail sales.

Definition: Prior year comparable store sales adjusted for published potash, nitrogen and phosphate benchmark prices and foreign exchange rates used in the current year. We retain sales of closed locations in the comparable base if the closed location is in close proximity to an existing location, unless we plan to exit the market area or are unable to economically or logistically serve it. We do not adjust for temporary closures, expansions or renovations of stores.

Why we use the measure and why it is useful to investors: To evaluate sales growth by adjusting for fluctuations in commodity prices and foreign exchange rates. Includes locations we have owned for more than 12 months.

	Twelve Months Ended December 31
(millions of US dollars, except as otherwise noted)	2020	2019
Sales from comparable base
Current period	13,546	12,568
Prior period [1]	13,282	12,520
Comparable store sales (%)	2	0
Prior period normalized for benchmark prices and foreign exchange rates [1]	12,784	12,636
Normalized comparable store sales (%)	6	(1)

  1 Certain immaterial figures have been reclassified in 2020.

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Earnings (Loss)

		Three Months Ended December 31		Twelve Months Ended December 31

	Note	2020	2019	2020	2019

			Note 1		Note 1

SALES	2	4,052	3,462	20,908	20,084

Freight, transportation and distribution		202	172	855	768

Cost of goods sold		2,685	2,256	14,814	13,814

GROSS MARGIN		1,165	1,034	5,239	5,502

Selling expenses		732	670	2,813	2,505

General and administrative expenses		117	117	429	404

Provincial mining and other taxes		41	39	204	292

Share-based compensation expense		60	9	69	104

Impairment of assets		1	87	824	120

Other (income) expenses	3	(189)	49	(2)	215

EARNINGS BEFORE FINANCE COSTS AND INCOME TAXES		403	63	902	1,862

Finance costs		119	141	520	554

EARNINGS (LOSS) BEFORE INCOME TAXES		284	(78)	382	1,308

Income tax (recovery) expense		(32)	(30)	(77)	316

NET EARNINGS (LOSS)		316	(48)	459	992

NET EARNINGS (LOSS) PER SHARE (“EPS”)

Basic		0.55	(0.08)	0.81	1.70

Diluted		0.55	(0.08)	0.81	1.70

Weighted average shares outstanding for basic EPS		569,180,000	572,916,000	569,657,000	582,269,000

Weighted average shares outstanding for diluted EPS		569,393,000	572,916,000	569,686,000	583,102,000

Condensed Consolidated Statements of Comprehensive Income

		Three Months Ended December 31		Twelve Months Ended December 31

(Net of related income taxes)		2020	2019	2020	2019

NET EARNINGS (LOSS)		316	(48)	459	992

Other comprehensive income

Items that will not be reclassified to net earnings (loss):

Net actuarial gain on defined benefit plans		72	7	75	7

Net fair value gain (loss) on investments		18	1	(7)	(25)

Items that have been or may be subsequently reclassified to net earnings (loss):

Gain on currency translation of foreign operations		194	83	142	47

Other		(4)	2	(16)	7

OTHER COMPREHENSIVE INCOME		280	93	194	36

COMPREHENSIVE INCOME		596	45	653	1,028

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Cash Flows

	Three Months Ended December 31		Twelve Months Ended December 31

	2020	2019	2020	2019

OPERATING ACTIVITIES

Net earnings (loss)	316	(48)	459	992

Adjustments for:

Depreciation and amortization	499	436	1,989	1,799

Share-based compensation expense	60	9	69	104

Impairment of assets	1	87	824	120

Net gain on disposal of investment in Misr Fertilizers Production Company S.A.E. (“MOPCO”)	(250)	-	(250)	-

Provision for (recovery of) deferred income tax	90	(1)	(9)	177

Other long-term assets, liabilities and miscellaneous	(112)	6	(333)	(17)

Cash from operations before working capital changes	604	489	2,749	3,175

Changes in non-cash operating working capital:

Receivables	1,600	1,363	145	(64)

Inventories	(1,068)	(1,049)	85	190

Prepaid expenses and other current assets	(946)	(1,039)	(10)	(238)

Payables and accrued charges	2,588	2,655	354	602

CASH PROVIDED BY OPERATING ACTIVITIES	2,778	2,419	3,323	3,665

INVESTING ACTIVITIES

Additions to property, plant and equipment	(496)	(551)	(1,423)	(1,728)

Additions to intangible assets	(39)	(45)	(126)	(163)

Business acquisitions, net of cash acquired	(17)	(74)	(233)	(911)

Proceeds from disposal of investment in MOPCO	540	-	540	-

Proceeds from disposal of discontinued operations, net of tax	-	-	-	55

Purchase of investments	(23)	(34)	(102)	(198)

Other	40	39	140	147

CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	5	(665)	(1,204)	(2,798)

FINANCING ACTIVITIES

Transaction costs on long-term debt	-	-	(15)	(29)

(Repayment of) proceeds from short-term debt, net	(1,493)	(1,318)	(892)	216

Proceeds from long-term debt	21	-	1,541	1,510

Repayment of long-term debt	(2)	-	(509)	(1,010)

Repayment of principal portion of lease liabilities	(71)	(68)	(274)	(234)

Dividends paid	(259)	(258)	(1,030)	(1,022)

Repurchase of common shares	-	-	(160)	(1,930)

Issuance of common shares	-	2	-	20

CASH USED IN FINANCING ACTIVITIES	(1,804)	(1,642)	(1,339)	(2,479)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	10	(9)	3	(31)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	989	103	783	(1,643)

CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	465	568	671	2,314

CASH AND CASH EQUIVALENTS – END OF PERIOD	1,454	671	1,454	671

Cash and cash equivalents comprised of:

Cash	1,375	532	1,375	532

Short-term investments	79	139	79	139

	1,454	671	1,454	671

SUPPLEMENTAL CASH FLOWS INFORMATION

Interest paid	164	152	498	505

Income taxes paid	64	28	156	29

Total cash outflow for leases	79	92	345	345

 (See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Changes in Shareholders’ Equity

				Accumulated Other Comprehensive (Loss) Income (“AOCI”)

	Number of Common Shares	Share Capital	Contributed Surplus	Net Fair Value Loss on Investments	Net Actuarial Gain on Defined Benefit Plans [1]	Loss on Currency Translation of Foreign Operations	Other	Total AOCI	Retained Earnings	Total Equity [2]

BALANCE – DECEMBER 31, 2018	608,535,477	16,740	231	(7)	-	(251)	(33)	(291)	7,745	24,425

Net earnings	-	-	-	-	-	-	-	-	992	992

Other comprehensive (loss) income	-	-	-	(25)	7	47	7	36	-	36

Shares repurchased	(36,067,323)	(992)	-	-	-	-	-	-	(886)	(1,878)

Dividends declared	-	-	-	-	-	-	-	-	(754)	(754)

Effect of share-based compensation including issuance of common shares	474,655	23	17	-	-	-	-	-	-	40

Transfer of net loss on sale of investment	-	-	-	3	-	-	-	3	(3)	-

Transfer of net loss on cash flow hedges	-	-	-	-	-	-	8	8	-	8

Transfer of net actuarial gain on defined benefit plans	-	-	-	-	(7)	-	-	(7)	7	-

BALANCE – DECEMBER 31, 2019	572,942,809	15,771	248	(29)	-	(204)	(18)	(251)	7,101	22,869

Net earnings	-	-	-	-	-	-	-	-	459	459

Other comprehensive (loss) income	-	-	-	(7)	75	142	(16)	194	-	194

Shares repurchased	(3,832,580)	(105)	(55)	-	-	-	-	-	-	(160)

Dividends declared	-	-	-	-	-	-	-	-	(1,029)	(1,029)

Effect of share-based compensation including issuance of common shares	150,177	7	12	-	-	-	-	-	-	19

Transfer of net loss on cash flow hedges	-	-	-	-	-	-	13	13	-	13

Transfer of net actuarial gain on defined benefit plans	-	-	-	-	(75)	-	-	(75)	75	-

BALANCE – DECEMBER 31, 2020	569,260,406	15,673	205	(36)	-	(62)	(21)	(119)	6,606	22,365

  1 Any amounts incurred during a period were transferred to retained earnings at each period-end. Therefore, no balance exists at the beginning or end of period.

  2 All equity transactions were attributable to common shareholders.

  (See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Balance Sheets

	December 31	December 31

As at	2020	2019

ASSETS

Current assets

Cash and cash equivalents	1,454	671

Receivables	3,581	3,542

Inventories	4,930	4,975

Prepaid expenses and other current assets	1,505	1,477
	11,470	10,665

Non-current assets

Property, plant and equipment	19,660	20,335

Goodwill	12,198	11,986

Other intangible assets	2,388	2,428

Investments	562	821

Other assets	914	564

TOTAL ASSETS	47,192	46,799

LIABILITIES

Current liabilities

Short-term debt	159	976

Current portion of long-term debt	14	502

Current portion of lease liabilities	249	214

Payables and accrued charges	8,058	7,437

	8,480	9,129

Non-current liabilities

Long-term debt	10,047	8,553

Lease liabilities	891	859

Deferred income tax liabilities	3,149	3,145

Pension and other post-retirement benefit liabilities	454	433

Asset retirement obligations and accrued environmental costs	1,597	1,650

Other non-current liabilities	209	161

TOTAL LIABILITIES	24,827	23,930

SHAREHOLDERS’ EQUITY

Share capital	15,673	15,771

Contributed surplus	205	248

Accumulated other comprehensive loss	(119)	(251)

Retained earnings	6,606	7,101

TOTAL SHAREHOLDERS’ EQUITY	22,365	22,869

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	47,192	46,799

  (See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Twelve Months Ended December 31, 2020

NOTE 1  BASIS OF PRESENTATION

Nutrien Ltd. (collectively with its subsidiaries, known as “Nutrien”, “we”, “us”, “our” or “the Company”) is the world’s largest provider of crop inputs and services. Nutrien plays a critical role in helping growers around the globe increase food production in a sustainable manner.

Our accounting policies are in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The accounting policies and methods of computation used in preparing these unaudited condensed consolidated financial statements are consistent with those used in the preparation of our 2019 annual consolidated financial statements. These unaudited condensed consolidated financial statements include the accounts of Nutrien and its subsidiaries; however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with our 2019 annual consolidated financial statements. Our 2020 annual consolidated financial statements, which are expected to be issued in February 2021, will include additional information under IFRS.

Certain immaterial 2019 figures have been reclassified in the condensed consolidated statements of earnings (loss) and segment information.

In management’s opinion, the unaudited condensed consolidated financial statements include all adjustments necessary to fairly present such information in all material respects.

NOTE 2  SEGMENT INFORMATION

The Company has four reportable operating segments: Retail Ag Solutions (“Retail”), Potash, Nitrogen and Phosphate. The Retail segment distributes crop nutrients, crop protection products, seed and merchandise, and it provides services directly to growers through a network of farm centers in North America, South America and Australia. The Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each produce. Sales reported under our Corporate and Others segment primarily relates to our non-core Canadian business, which was sold in 2020.

In the third quarter of 2020, the Chief Operating Decision Maker changed the measure used to evaluate the performance of our operating segments from net earnings (loss) before finance costs, income taxes, and depreciation and amortization (“EBITDA”) to adjusted EBITDA. Adjusted EBITDA provides a better indication of the segment’s performance as it excludes the impact of impairments and other costs that are centrally managed by our corporate function. Due to the change in the measurement of the segments, we have presented adjusted EBITDA for the comparative periods.

Unaudited	In millions of US dollars except as otherwise noted

	Three Months Ended December 31, 2020

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	2,608	467	647	318	12	-	4,052

– intersegment	10	57	147	56	-	(270)	-

Sales – total	2,618	524	794	374	12	(270)	4,052

Freight, transportation and distribution	-	74	125	54	-	(51)	202

Net sales	2,618	450	669	320	12	(219)	3,850

Cost of goods sold	1,733	305	557	304	11	(225)	2,685

Gross margin	885	145	112	16	1	6	1,165

Selling expenses	727	2	8	2	(7)	-	732

General and administrative expenses	33	2	1	3	78	-	117

Provincial mining and other taxes	-	40	-	-	1	-	41

Share-based compensation expense	-	-	-	-	60	-	60

Impairment of assets	-	1	-	-	-	-	1

Other expenses (income)	8	4	(263)	(13)	75	-	(189)

Earnings (loss) before finance costs and income taxes	117	96	366	24	(206)	6	403

Depreciation and amortization	180	123	146	39	11	-	499

EBITDA	297	219	512	63	(195)	6	902

Acquisition and integration related costs	-	-	4	-	18	-	22

Share-based compensation expense	-	-	-	-	60	-	60

Impairment of assets	-	1	-	-	-	-	1

COVID-19 related expenses	-	-	-	-	18	-	18

Foreign exchange loss, net of related derivatives	-	-	-	-	15	-	15

Net gain on disposal of investment in MOPCO	-	-	(250)	-	-	-	(250)

Adjusted EBITDA	297	220	266	63	(84)	6	768

Assets – at December 31, 2020	20,526	12,032	10,612	1,462	2,983	(423)	47,192

	Three Months Ended December 31, 2019

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	2,181	374	575	298	34	-	3,462

– intersegment	10	29	125	43	-	(207)	-

Sales – total	2,191	403	700	341	34	(207)	3,462

Freight, transportation and distribution	-	53	97	54	-	(32)	172

Net sales	2,191	350	603	287	34	(175)	3,290

Cost of goods sold	1,435	211	496	281	34	(201)	2,256

Gross margin	756	139	107	6	-	26	1,034

Selling expenses	668	2	4	-	(4)	-	670

General and administrative expenses	30	6	4	4	73	-	117

Provincial mining and other taxes	-	50	-	-	(11)	-	39

Share-based compensation expense	-	-	-	-	9	-	9

Impairment of assets	-	-	-	-	87	-	87

Other (income) expenses	(11)	(2)	(19)	5	76	-	49

Earnings (loss) before finance costs and income taxes	69	83	118	(3)	(230)	26	63

Depreciation and amortization	162	66	141	57	10	-	436

EBITDA	231	149	259	54	(220)	26	499

Merger and related costs	-	-	-	-	25	-	25

Acquisition and integration related costs	-	-	-	-	16	-	16

Share-based compensation expense	-	-	-	-	9	-	9

Impairment of assets	-	-	-	-	87	-	87

Foreign exchange loss, net of related derivatives	-	-	-	-	28	-	28

Adjusted EBITDA	231	149	259	54	(55)	26	664

Assets – at December 31, 2019	19,990	11,696	10,991	2,198	2,129	(205)	46,799

Unaudited	In millions of US dollars except as otherwise noted

	Twelve Months Ended December 31, 2020

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	14,748	2,265	2,572	1,241	82	-	20,908

– intersegment	37	248	628	202	-	(1,115)	-

Sales – total	14,785	2,513	3,200	1,443	82	(1,115)	20,908

Freight, transportation and distribution	-	367	460	241	-	(213)	855

Net sales	14,785	2,146	2,740	1,202	82	(902)	20,053

Cost of goods sold	11,049	1,183	2,265	1,166	74	(923)	14,814

Gross margin	3,736	963	475	36	8	21	5,239

Selling expenses	2,795	9	27	6	(24)	-	2,813

General and administrative expenses	135	7	8	10	269	-	429

Provincial mining and other taxes	-	201	1	-	2	-	204

Share-based compensation expense	-	-	-	-	69	-	69

Impairment of assets	-	23	27	769	5	-	824

Other expenses (income)	44	8	(288)	6	228	-	(2)

Earnings (loss) before finance costs and income taxes	762	715	700	(755)	(541)	21	902

Depreciation and amortization	668	452	599	218	52	-	1,989

EBITDA	1,430	1,167	1,299	(537)	(489)	21	2,891

Acquisition and integration related costs	-	-	4	-	56	-	60

Share-based compensation expense	-	-	-	-	69	-	69

Impairment of assets	-	23	27	769	5	-	824

COVID-19 related expenses	-	-	-	-	48	-	48

Foreign exchange loss, net of related derivatives	-	-	-	-	19	-	19

Loss on disposal of business	-	-	-	-	6	-	6

Net gain on disposal of investment in MOPCO	-	-	(250)	-	-	-	(250)

Adjusted EBITDA	1,430	1,190	1,080	232	(286)	21	3,667

Assets – at December 31, 2020	20,526	12,032	10,612	1,462	2,983	(423)	47,192

	Twelve Months Ended December 31, 2019

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	13,244	2,702	2,608	1,397	133	-	20,084

– intersegment	38	207	612	203	-	(1,060)	-

Sales – total	13,282	2,909	3,220	1,600	133	(1,060)	20,084

Freight, transportation and distribution	-	305	372	232	-	(141)	768

Net sales	13,282	2,604	2,848	1,368	133	(919)	19,316

Cost of goods sold	9,981	1,103	2,148	1,373	133	(924)	13,814

Gross margin	3,301	1,501	700	(5)	-	5	5,502

Selling expenses	2,484	9	25	5	(18)	-	2,505

General and administrative expenses	112	6	15	7	264	-	404

Provincial mining and other taxes	-	287	2	1	2	-	292

Share-based compensation expense	-	-	-	-	104	-	104

Impairment of assets	-	-	-	-	120	-	120

Other expenses (income)	69	(4)	(46)	25	171	-	215

Earnings (loss) before finance costs and income taxes	636	1,203	704	(43)	(643)	5	1,862

Depreciation and amortization	595	390	535	237	42	-	1,799

EBITDA	1,231	1,593	1,239	194	(601)	5	3,661

Merger and related costs	-	-	-	-	82	-	82

Acquisition and integration related costs	-	-	-	-	16	-	16

Share-based compensation expense	-	-	-	-	104	-	104

Impairment of assets	-	-	-	-	120	-	120

Foreign exchange loss, net of related derivatives	-	-	-	-	42	-	42

Adjusted EBITDA	1,231	1,593	1,239	194	(237)	5	4,025

Assets – at December 31, 2019	19,990	11,696	10,991	2,198	2,129	(205)	46,799

Unaudited	In millions of US dollars except as otherwise noted

NOTE 3 OTHER (INCOME) EXPENSES

	Three Months Ended December 31		Twelve Months Ended December 31
	2020	2019	2020	2019
Merger and related costs	-	25	-	82
Acquisition and integration related costs	22	16	60	16
Foreign exchange loss, net of related derivatives	17	28	18	42
Earnings of equity-accounted investees	(27)	(13)	(73)	(66)
Bad debt (recovery) expense	(3)	(14)	6	24
COVID-19 related expenses	18	-	48	-
Loss on disposal of business	-	-	6	-
Net gain on disposal of investment in MOPCO	(250)	-	(250)	-
Other expenses	34	7	183	117
	(189)	49	(2)	215

In the fourth quarter of 2020, as a result of our strategic decision to dispose of our investment in MOPCO, we received cash consideration of $540 for the disposal of the investment and settlement of legal claims. This resulted in a pre-tax gain of $250 recorded in other (income) expenses.